FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                September                               2003
                                ---------------------------         -----------
Commission File Number          000-23464
                                ---------------------------         -----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

           Form 20-F                          Form 40-F      X
                      -------------                      ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                           No     X
                -------                                      ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX

     Document                                                                                                  Page No.

         1.          News Release dated September 3, 2003 ("HUMMINGBIRD ENTERPRISE(TM)5.1 NAMED A                  4
                     "TREND-SETTING PRODUCT OF 2003" IN SMART ENTERPRISE SUITES")

         2           News Release dated September 8, 2003 ("HUMMINGBIRD AND CENTRA SOFTWARE PARTNER TO             7
                     DELIVER AN ENTERPRISE SOLUTION FOR CORPORATE GOVERNANCE AND COMPLIANCE")

         3           News Release dated September 24, 2003 ("BAKER & MCKENZIE PURCHASES GLOBAL LICENSE            10
                     FOR HUMMINGBIRD DM(TM)5.1 EXTENDING DOCUMENT MANAGEMENT SYSTEM")

         4           News Release dated September 29, 2003 ("YORK REGION DEPLOYS HUMMINGBIRD ENTERPRISE(TM)       13
                     FOR RETENTION, DISPOSITION AND PROTECTION OF ELECTRONIC DOCUMENTS AND RECORDS")

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                                                                      Document 1

[GRAPHIC LOGO OMITTED] HUMMINGBIRD(R)



             HUMMINGBIRD ENTERPRISE(TM) 5.1 NAMED A "TREND-SETTING
                  PRODUCT OF 2003" IN SMART ENTERPRISE SUITES

                   KMWorld Magazine recognizes Hummingbird's
                    integrated suite of technologies for its
                        innovation and market leadership

Toronto - September 3, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that KMWorld Magazine has named Hummingbird Enterprise(TM) 5.1 a "Trend-Setting Product of 2003". Hummingbird Enterprise was chosen based on innovation and market leadership in the category of smart enterprise suites.

KMWorld assembled a list of trend-setting products in several categories based on discussions with colleagues, analysts, vendors and users. All panel members agreed that usability, flexibility, adoption rate and total cost of ownership should be criteria for inclusion to the list. The complete list is featured in the publication's September issue.

"Several key trends emerged during the first half of 2003 that defined and propelled the information management industry," said Hugh McKellar, executive editor, KMWorld. "The smart enterprise suite is a combination of portal, collaborative and content management functionalities delivered as a single vendor product offering. This market has definitely gained momentum in 2003 and Hummingbird deserves our recognition for successfully executing its strategy as a suite vendor."

Hummingbird Enterprise offers a broad range of information and knowledge management solutions featuring integrated document, knowledge and records management, business intelligence, collaboration and portal applications. The flexible suite of knowledge-enabling technologies provides seamless integration between the components allowing organizations to manage business content throughout the entire lifecycle, streamline business processes, and optimize knowledge transfer within the extended enterprise.

"We are extremely pleased that Hummingbird Enterprise 5.1 has been recognized as a trend-setting product by KMWorld magazine," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Earlier this year, Gartner positioned Hummingbird in the Visionary Quadrant of the Smart Enterprise Suite (SES) Magic Quadrant 2003(1). This acknowledgement by KMWorld is further confirmation of our strategy of creating incremental value for our customers by delivering an integrated suite of value-added SES components designed to help organizations maximize the value of their intellectual assets."

The complete list of Trend-Setting Products of 2003 is featured in the September 2003 issue of KMWorld magazine and is also available on its website at:


http://www.kmworld.com/publications/magazine/index.cfm?action=readarticle&article_id=1586&publication_id=1
----------------------------------------------------------------------------------------------------------

--------
(1) Gartner, Inc., "The Smart Enterprise Suite Magic Quadrant for 2003," Research Note 4 March 2003, by research directors: S. Hayward, M. Gilbert, G. Phifer, and F. Caldwell*


About KMWorld
-------------
The leading information provider serving the Knowledge Management systems market, KMWorld informs more than 56,000 subscribers about the components and processes - and subsequent success stories - that together offer solutions for improving business performance.

About Hummingbird Enterprise(TM)

Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

For further information, please contact:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: (416) 496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------



*The Magic Quadrant is copyrighted 2003 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

                                                                      Document 2

[GRAPHIC LOGO OMITTED] HUMMINGBIRD(R)



HUMMINGBIRD AND CENTRA SOFTWARE PARTNER TO DELIVER AN ENTERPRISE SOLUTION FOR CORPORATE GOVERNANCE AND COMPLIANCE

Hummingbird Enterprise(TM) technologies integrate with Centra's eLearning capabilities to help organizations address Sarbanes-Oxley requirements

Toronto - September 8, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced it is partnering with Centra Software Inc. (NASDQ: CTRA), a leading provider of application software and services for real-time enterprise collaboration (RTEC), to offer a broad suite of functionalities that will enable organizations to address the legal and compliance requirements of the Sarbanes-Oxley Act. The combined technologies will allow companies to track, audit, manage and retain all their financial information from the initial audit working papers through to final approval and submittal to the SEC.

Increased regulatory scrutiny and new legislation are resulting in added records and information management challenges for organizations in all industries. Hummingbird will integrate Centra's eLearning and real-time collaboration capabilities with the Hummingbird Enterprise(TM) suite of products that deliver document and records management, workflow, collaboration, and business intelligence. Together, the solutions offer a secure and scalable enterprise infrastructure that will provide a single point of access to data, documents and processes and integrate seamlessly with existing enterprise applications.

"If you need a records management system to comply with Sarbanes-Oxley (and you likely will), you need a records management system. It is the cost of staying in business," said Debra Logan, research director, Gartner Research. "The less organized you are, the less documentation you have, the less mature your IT organization, the more it will cost your company. Complying with Sarbanes-Oxley is regarded as a move to instill a better brand of business ethics."

"In order to meet the compliance issues, organizations must establish clear business policies, a comprehensive records management program and appropriate audit trails. All employees must understand the regulations and their responsibilities to the company to make certain policies are followed and to prevent potential incarceration for the CEO and CFO," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "By partnering with Centra we are offering a complete integrated solution to help organizations address the full lifecycle of financial reporting. The integrated technologies will help organizations establish the necessary set of processes and procedures to meet the Sarbanes-Oxley strict regulations and avoid non-compliance penalties."

"This partnership represents an opportunity for Centra to help organizations enhance the value of their enterprise solutions with real-time collaboration," said Michael Tupanjanin, vice president of corporate development for Centra. "We view our integration with Hummingbird as an important step forward in making real-time collaboration a mission-critical component of the activities and communications surrounding compliance." For more information about the Hummingbird Enterprise and Centra Software solution for Sarbanes-Oxley, please visit the Hummingbird Web site at: http://hummingbird.com/solutions/sarbanes_oxley.html
----------------------------------------------------

About Centra
------------
Leading with a proven track record of helping approximately 1,200 organizations increase revenue and improve business performance, Centra offers enterprise application software that enables organizations to deliver real-time communication, collaboration and learning across the extended enterprise. Centra offers solutions that deliver enhanced integration of real-time collaboration capabilities with departmental business processes, such as sales and marketing, and virtual teamwork. Available in 14 languages, Centra applications can be deployed as on-site software or through our ASP service and are supported by an active ecosystem of value-added partners, including Microsoft, Oracle, Siebel, Deloitte Consulting, EDS and Cisco. Organizations across every major industry and market sector choose Centra, including Cadbury Schweppes, McKesson, Sysco, Viacom and Stanford University. Headquartered in Lexington, Massachusetts, Centra serves a worldwide customer base throughout the Americas, Europe, Asia and Australia. For more information, visit [http://www.centra.com]. Centra is a registered trademark of Centra Software, Inc. All other trademarks referenced herein are the property of their respective owners.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird contacts:
Inder Duggal                                  Michele Stevenson
Chief Financial Officer                       Corporate Communications Manager
Hummingbird Ltd.                              Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                   Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                  michele.stevenson@hummingbird.com
----------------------------                  ---------------------------------

Centra Software contacts:
Ellen Slaby, Director of Media and Events
Centra Software, Inc.
Tel: 781 994 1068
eslaby@centra.com
-----------------

                                                                     Document 3

[GRAPHIC LOGO OMITTED] HUMMINGBIRD(R)



BAKER & MCKENZIE PURCHASES GLOBAL LICENSE FOR HUMMINGBIRD DM(TM) 5.1 EXTENDING
                          DOCUMENT MANAGEMENT SYSTEM
     International law firm to offer 8,500 employees the tools to deliver world-class legal services improving knowledge management practices

Toronto - September 24, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that global law firm Baker & McKenzie has purchased 8,500 seats of Hummingbird DM(TM) 5.1, the advanced document and content management technology of Hummingbird Enterprise(TM). A technologically advanced law firm, it is Baker & McKenzie's objective to equip their legal teams with the tools to better communicate and share the collective knowledge and best practices of the firm, improving their ability to deliver efficient, world-class global legal services.

"After an intensive evaluation process, and reviewing several competitive products, our IT team recommended extending our partnership with Hummingbird to help us advance our document and knowledge management requirements," said Craig Courter, CTO, Baker & McKenzie. "The powerful e-mail management capabilities, indexing and search tools and web access will allow our staff to organize, find and distribute our intellectual property, when and where they need it, increasing efficiencies in servicing our global client base. As we continue to expand our knowledge management initiatives, we are confident that we have the most effective document management system in place."

Baker & McKenzie's global practice spans the full range of local and international corporate and commercial work. Hummingbird DM delivers a comprehensive, enterprise-ready infrastructure to store and manage the firm's document-based knowledge assets. Legal teams deploying the Hummingbird technology can quickly and easily manage and share all matter-related data, electronic documents, e-mails and spreadsheets from a single point of access through a secure Internet platform. Hummingbird DM features are seamlessly built into familiar environments including Windows Desktop, Windows Explorer, Microsoft Outlook and mainstream authoring tools, minimizing the learning curve for Baker & McKenzie staff.

"The Hummingbird Enterprise technologies enable global law firms such as Baker & McKenzie to reduce the virtual and physical barriers to information sharing, improving the quality of legal services and broadening competitive advantages," said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird Ltd. "Baker & McKenzie join an impressive roster of law firms worldwide that have chosen the secure, matter-centric environment of Hummingbird Enterprise. Hummingbird continues to meet the high expectations of the legal community to deploy a secure, reliable document and knowledge management system to take full advantage of the intellectual assets within their organizations, at the lowest total cost of ownership."

About Baker & McKenzie
----------------------
                  Global law firm Baker & McKenzie was established over 50 years ago and has 66 offices in 36 countries. The Firm established a truly global presence, with an office in each of the world's major money centers, more than 25 years ago. Worldwide, Baker & McKenzie has 615 partners, 3,254 qualified lawyers and a total of over 4,407 legal professionals. The Chairman of the International Firm is Christine Lagarde. Global revenue for FY02 exceeded US$1.06 billion. More information about Baker & McKenzie can be found at www.bakernet.com

About Hummingbird Enterprise(TM)

                  Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing more than 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated enterprise information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com.
                                ---------------------------

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                     Document 4

[GRAPHIC LOGO OMITTED] HUMMINGBIRD(R)



       YORK REGION DEPLOYS HUMMINGBIRD ENTERPRISE(TM) FOR RETENTION, DISPOSITION AND PROTECTION OF ELECTRONIC DOCUMENTS AND RECORDS Growing list of regional governments across Canada benefiting from Hummingbird Enterprise technologies to manage the complete lifecycle of physical and electronic knowledge assets

Toronto - September 29, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that the Regional Municipality of York in Ontario, Canada, has successfully completed a deployment of Hummingbird Enterprise(TM) to preserve, protect and manage its electronic documents and records, enhancing the efficiency of its information management systems. The fully integrated document and records management, imaging and workflow technologies provide the Region with an organized, secure environment to manage the complete lifecycle of electronic documents from creation to ultimate disposition.

Electronic documents and records are created and received by local governments on a daily basis. For example, correspondence, minutes and briefing notes, content posted on public Web sites or e-mails recording communication with government staff and contractors or suppliers, are all considered electronic records. All city and regional government workers have legislated responsibilities towards documents and records created and received during the course of their work to ensure compliance with provincial Freedom of Information (FOI) requirements.

 "Compliance with provincial legislation and the crisis of September 11th prompted us to look seriously at alternatives to our traditional record-keeping practices," said Denis Kelly, Regional Clerk at York Region. "The Hummingbird document and records management and imaging solutions have automated our paper-based system. With the secure search, retrieval and backup/restore capabilities, the Region's staff can better manage and access our electronic content, improving our approval cycles and enhancing productivity."

With Hummingbird Enterprise, every document, record, and file activity is carefully maintained in a detailed audit trail. Electronic information is stored, managed and categorized in a single, integrated interface and shared document management repositories. With the Hummingbird Imaging(TM) software, Region staff can convert paper-based documents into electronic data through the capture, mark-up and OCR capabilities, enabling access and storage of paper-based and electronic documents in a single document management repository. Users can quickly categorize electronic information using intuitive Web and Windows interfaces where they can easily search for, share, and access protected records. The familiar interfaces reduce training requirements, easing administration burdens.

"Local governments across Canada are faced with the common challenge of developing an effective information management strategy to meet the legislative guidelines for preserving and protecting electronic records," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Several municipal and regional governments currently implementing Hummingbird Enterprise include York Region and the Regional Municipality of Niagara in Ontario; the City of Red Deer in Alberta; and the cities of Langley, Richmond and Coquitlam in British Columbia. All local governments understand the critical nature of electronic records control and are benefiting from Hummingbird's flexible, standards-compliant solution."

About York Region
The Regional Municipality of York in Ontario, Canada, is made up of a confederation of nine municipalities and provides services to over 850,000 residents, 25,000 businesses and 395,000 employees. York Region has a two-tier government structure, with services provided by the Region and local area municipal governments. The Region provides services for its residents and businesses that include transportation services, transit, water, wastewater, emergency services, human services and growth management.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Hummingbird Ltd.
                                  ---------------------------------------------
                                                (Registrant)



Date:   October 1, 2003           By:     / s / Inder P.S. Duggal
        ------------------------          -------------------------------------
                                                 (Signature)
                                          Inder P.S. Duggal
                                          Chief Financial Officer and
                                          Chief Controller